PRESS RELEASE

Neptune Technologies patent granted for novel phospholipids
in multiple diseases and pharmaceutical applications

---Composition of Matter Patent Granted and Enforceable in 24 European Countries---

--- Competitors Precluded from Immediate Commercialization of Competitive Products ---

Laval, Québec, CANADA - March 27th, 2008 - Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) announces that the European Patent Office (EPO) granted on May 31st 2007 Neptune's composition of matter patent entitled "Natural Marine Source Phospholipids comprising flavonoïds, polyunsaturated fatty acids and their applications" (EP01417211B1) and that this patent has now been issued and validated in twenty-four European countries.

This patent is directed to the use of Neptune marine phospholipid and flavonoïd compositions as a medicament for the prevention and treatment of multiple chronic health conditions, including coronary artery disease caused by hypercholesterolemia, peripheral vascular disease, neurodegenerative and other cognitive disorders.

"This composition of matter patent is a critical achievement that constitutes a key component for our commercial pharmaceutical development program," said Dr. Tina Sampalis, Chief Scientific Officer of Neptune. "Neptune's mission has always been the development of innovative pharmaceutical ingredients, and this patent is viewed as a vital element towards Neptune's pharmaceutical initiatives. Its enforcement is a major accomplishment and a step forward," she added.

As part of the EPO procedure, within a nine-month period following the date of granting of the European patent, a notice of opposition can be filed in writing with the EPO. In the case of Neptune, oppositions were filed by Norway-based Aker BioMarine and Israel-based Enzymotec. The opposition proceedings are a multi-year (5-7 year) procedure with the potential outcome of maintaining the patent, amending it or, in certain cases, revoking it. According to EPO regulations, the opposed patent is considered and remains granted and enforceable in all countries in which it has been validated. The patent continues to preclude the competition from commercializing products as krill oil containing marine phospholipids in these European countries, providing only the patent holder with the benefit of exclusive commercialization.

"It is commonly viewed that oppositions in Europe are considered as an indication of the importance of the patent in preventing commercial competitors in the field and strengthen the patent owner's intellectual property and market position after maintenance," said Gérard Dossman, patent opposition attorney from the European Bureau D.A. Casalonga-Josse.

"The importance of this patent is highlighted by the fact that that this is the first composition patent granted to the company, allowing them to secure a growing market. Since in Europe opposed patents remain granted and enforceable in all validated countries, Neptune has created a major barrier to competitive market entry," said patent agent Christian Cawthorn of Ogilvy Renault.

The twenty four countries in which the European patent has been validated:

Austria, Belgium, Bulgaria, Switzerland, Liechtenstein, Cyprus, Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, United Kingdom, Greece, Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Slovakia, Sweden and Turkey.

About Neptune Technologies & Bioressources Inc.

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical, medical food and pharmaceutical applications. Through clinical research, Neptune is showing the clinical benefits of its products in various therapeutic indications with a focus on cardiovascular and cognitive health. The Company has been successful in patenting and protecting its intellectual property, and will continue to protect its innovations. Neptune has already obtained regulatory approvals allowing commercialization of its products and has filed for and is expecting additional approvals.

Neptune continues to strongly support its strategic development plan to form partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. Neptune has recently signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, paving its entrance into the global functional food market. According to its business strategy, negotiations with pharmaceutical companies with the objective of entering the pharmaceutical market by licensing rights are ongoing.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Contact:

Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.